William J. Tuttle, P.C To Call Writer Directly: +1 202 389 3350 William.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

June 20, 2023

By EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	Oaktree Gardens OLP, LLC, Form 10

File No. 000-56548

Dear Ladies and Gentlemen:

On behalf of Oaktree Gardens OLP, LLC, a Delaware limited liability company (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form 10, File No. 000-56548 (the “Registration Statement”), on June 5, 2023 in a letter addressed to William J. Tuttle of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment”). Capitalized terms used in this letter, but not defined herein, shall have the meanings set forth in the Registration Statement.

1.	In this section and later in the registration statement, the disclosure says the Fund intends to elect BDC status. Please revise to reflect that the Fund has elected BDC status. (page 1)

Response:

As requested, the Company has revised the applicable disclosures throughout the Registration Statement consistent with this comment.

Austin   Bay Area   Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Miami   Munich   New York   Paris   Salt Lake City   Shanghai

U.S. Securities and Exchange Commission

June 20, 2023

2.

In the second paragraph, please disclose that the Fund will be subject to the proxy rules, in addition to the Exchange Act reporting obligations, upon effectiveness of the registration statement. (page 1)

Response:

As requested, the Company has revised the applicable disclosure consistent with this comment.

3.	Please add the following bullets to the prospective investors list, as applicable:

(a)	The Fund’s common stock is not currently listed on an exchange, and a secondary market is not expected to develop.

(b)	Repurchases of common stock by the Fund, if any, are expected to be very limited.

(c)	An investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

(d)

Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.

(e)

The Fund intends to invest primarily in privately held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

(f)	The privately held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

(g)

The Fund has elected to be regulated as a BDC under the Investment Company Act of 1940 (“1940 Act”), which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

Response:

Consistent with this comment, the following language will be added to the Amendment:

“Investing in our common units may be considered speculative and involves a high degree of risk, including the following:

•	We do not intend to list our common units on any securities exchange, and we do not expect a secondary market for such common units to develop.

U.S. Securities and Exchange Commission

June 20, 2023

•	An investment in our common units is not suitable for investors who might need access to the money they invest in the foreseeable future.

•	An investment in us is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in us.

•

We intend to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•

We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

•

We have elected to be regulated as a BDC under the Investment Company Act, which imposes numerous restrictions on our activities, including restrictions on leverage and on the nature of its investments.”

4.	Under the heading, “Environmental, Social and Corporate Governance,” please:

(a)	Disclose any other investment restrictions to the extent such restrictions exist;

(b)	Identify examples of ESG criteria the Fund considers in its investment selection process; and,

(c)	Clarify whether such ESG criteria are applied to all of the Fund’s investments or only a specific selection of investments. (page 5)

Response:

The Company has added the requested disclosure under the heading “Investment Approach” and revised the disclosure under the heading “Environmental, Social and Corporate Governance” to include an appropriate cross-reference.

5.

Under the heading, “Investment Approach,” the third paragraph references “non- control equity investments.” Please disclose what these entail. For example, whether they are ownership positions with less than 50% investment or an investment in a junior tranche. (page 6)

U.S. Securities and Exchange Commission

June 20, 2023

Response:

The Company respectfully submits that, as used in the Company’s disclosure, “non-control equity investments” means common or preferred equity investments that represent less than 50% of the voting equity of such issuer.

6.	Please include the term “junk bonds” in describing debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated. (page 6)

Response:

The Company has revised the disclosures regarding debt investments that are rated below investment grade or which, if unrated, would be rated below investment grade if they were rated throughout the Registration Statement consistent with this comment.

7.

Under the heading, “Investment Approach,” the second to the last sentence in the third paragraph says, “We also seek to obtain limited registration rights in connection with these investments, which may include “piggyback” registration rights.” Please disclose what is meant by “piggyback” registration rights in plain English. (page 6)

Response:

As requested, the Company has revised the disclosure under the heading “Investment Approach” to add a brief, plain English description of “piggyback” registration rights.

8.

Under the heading, “Investment Process,” disclosure says the “Adviser will also leverage its strong global market presence…” Please reconcile this statement with the earlier disclosure on page 6 that says the Fund will not invest in non-U.S. entities. (page 7)

Response:

The Company respectfully submits that the disclosure is appropriate because the Adviser’s global market presence aids it in sourcing investments in U.S. entities. As requested, however, the Company has revised the disclosure to add reference to opportunities being consistent with its investment strategy.

9.

Under the heading, “Investment Process – Screen,” disclosure says that one screen involves a review of the “target’s performance against our SFDR strategy (the “Article 8 SFDR Strategy”).” The disclosure does not otherwise describe the Fund’s SFDR strategy. Please add disclosure that describes this strategy and briefly explains the SFDR. (page 7)

Response:

The Company respectfully submits that it does not have an SFDR strategy and has removed such reference from its disclosure.

U.S. Securities and Exchange Commission

June 20, 2023

10.	When discussing high yield instruments (below investment grade) please include the term “junk bonds” and state they are speculative. (page 8)

Response:

As requested, the Company has revised the applicable disclosures throughout the Registration Statement consistent with this comment.

11.

Under the heading, “Expenses,” disclosure says, “The Fund will bear the costs of “(m) any exchange listing fees.” Disclosure elsewhere says this is a private offering. Please reconcile and revise. (page 12)

Response:

The Company respectfully submits that, while the offering of the Company’s common units described in the Registration Statement is private and while the Company does not currently have any intention to do so, the Company may in the future list the common units on a securities exchange and/or issue other securities that are listed on a securities exchange. The Company would bear the costs of any such listing, consistent with the provisions of the Investment Advisory Agreement. Accordingly, the Company respectfully declines to make the requested revision in the Amendment.

12.	Under the heading “Private Offering”, please supplementally explain:

(a)

How having Subscription Agreements with different terms would comply with Section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

(b)	Whether different terms in any Subscription Agreement could have a material, negative effect on other fund investors;

(c)	Whether the terms of different Subscription Agreements will be disclosed to all fund investors, and how they will be disclosed including the timing of such disclosure;

(d)	Whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights; and

(e)	Whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

U.S. Securities and Exchange Commission

June 20, 2023

Response:

The Company respectfully submits that the Company does not expect to enter into any Subscription Agreements with different terms in the future. Accordingly, the Company respectfully declines to include disclosures regarding Subscription Agreements with different terms.

13.	Under the heading, “Item 2,” please add, adjacent to this section, a fee table that conforms to requirements of Item 3 of Form N-2 as such disclosure will be helpful to investors. (page 88)

Response:

The Company respectfully submits that the Registration Statement is not subject to the requirements of Item 3 of Form N-2. Because the Registration Statement does not register securities under the Securities Act and therefore cannot be used for marketing of an investment in the Company, the Company respectfully declines to make the requested revision. However, the Company will include an appropriate fee table in any registration statement it may file under the Securities Act.

14.

We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:

The Company acknowledges the Staff’s comment and notes that the Amendment is complete.

15.

Response to this letter should be in the form of an amendment filed under the Securities Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response:

The Company acknowledges the Staff’s comment.

16.	Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response:

The Company has not submitted, and does not expect to submit, any exemptive application or no-action request in connection with the Registration Statement or otherwise, but reserves the right to do so in the future should the Company deem it appropriate based on its then-current facts and circumstances.

U.S. Securities and Exchange Commission

June 20, 2023

While not submitted in connection with the Registration Statement, the Company intends to rely on the exemptive relief order issued by the Commission to Oaktree Strategic Income II, Inc., et al., on December 15, 2020 (File No. 812-15156) to co-invest with certain funds and account managed by the Adviser and its affiliates in transactions that otherwise may be prohibited by Sections 17 or 57 of the Investment Company Act.

17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Company acknowledges the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.
William J. Tuttle, P.C.

cc:	Mary Gallegly, Oaktree Gardens OLP, LLC

Erin M. Lett, Kirkland & Ellis LLP